Insider Report for Lloyd Herrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: HERRICK ( Starts with )
Given name	: LLOYD ( Starts with )
Transaction Date	: January 12, 2004 - January 12, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Herrick, Lloyd William
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of transaction	Number or	Unit price or	Closing	Insider's
	transaction	YYYY-MM-DD	(and registered		value acquired	exercise	balance	calculated
	YYYY-MM-DD		holder, if		or disposed of	price		balance
applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

161964	2004-01-07	2004-01-12	Direct Ownership:	51 - Exercise of options	+270,000	0.2200 USD	600,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number orvalue acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

161969	2004-01-08	2004-01-12	Direct Ownership:	10 - Acquisition or disposition in the public market	-20,000	3.3500	580,000
161975	2004-01-12	2004-01-12	Direct Ownership:	10 - Acquisition or disposition in the public market	-10,000	3.3500	570,000

Security designation: Options (Common Shares)
161958	2004-01-07	2004-01-12	Direct Ownership:	51 - Exercise of options	-270,000	0.2200 USD	385,000		2004-04-28	Common Shares	-270,000	385,000